Contact

www.linkedin.com/in/sam-
zeitlin-624954129 (LinkedIn)

Top Skills

Social Media
Food & Beverage
Hospitality Industry

Sam Zeitlin

Zeitlin's Delicatessen
Chicago, Illinois, United States

Summary

Chef/ Owner of Zeitlin's Delicatessen in Chicago, IL.
StarChef's Rising Star Baker Award Winner 2021
Making "Future Family Recipes" using while using Chicago as our inspiration!

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Experience

Zeitlin's Delicatessen
Principal Owner
July 2020 - Present (3 years 3 months)
Chicago, IL

Working Exclusively at the South Loop Farmer's Market and doing Popups around Chicago.
Star Chef's Rising Star Baker 2021
Skilled in baking, pastry, culinary arts. Michelin Starred background.

Galit
Line Cook
March 2019 - May 2021 (2 years 3 months)
Greater Chicago Area

• Was apart of the opening team. Helped organize, set standards, and create culture throughout the restaurant.
• Growing to learn management of the other prep cooks in a highly dynamic and forward thinking restaurant.
• Glowing reviews received during my 1st month, 3rd month, and 6th month check-ins.
• Facilitated in creating a family meal schedule and culture. I have prepared over 80 percent of all family meals for 40+ people ranging in different cuisines and techniques since the restaurant opened.

8 Hands Farm
Creative Farm Experience
July 2018 - August 2018 (2 months)
Cutchogue, NY

• Prepared food for farm store using produce and meat grown directly on property
• Assisted in running and managing food trailer on property
• Worked with staff to help harvest ingredients

Masseria by Nicholas Stefanelli
Lead Line Cook
April 2016 - May 2018 (2 years 2 months)
Washington D.C. Metro Area

• Cooked and participated in whole animal butchery for restaurant
• Worked all the stations in the restaurant including Saucier, Pasta, Fish, Prep, and Garde Manger
• Apart of the team to have received and maintained one Michelin Star
• Created an excel document to organize kitchen responsibilities regarding family meal. Responsible for creating wholesome, interesting, and delicious meals for staff of 35+ people
• In charge of a small team of prep cooks at the end of my tenure, checking in orders, and upholding standards for the restaurant as a whole

Park Hyatt
Cook
December 2014 - March 2016 (1 year 4 months)
Washington D.C. Metro Area

• Apart of the team to receive 3 stars in the Washington Post Spring Dining Guide
• Promoted from entry level Cook 3 to intermediate Cook 2
• Apart of the Team to assist in achieving a Michelin star soon after switching jobs

Education

The Culinary Institute of America
Bachelor's degree, Hospitality Administration/Management · (2011 - 2014)